                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)

                                      AND

                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 8)

                      ------------------------------------


                         CENTURY PROPERTIES FUND XVIII
                           (Name of Subject Company)

                        MADISON RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------


                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                   SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------




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       AMENDMENT NO. 4 TO SCHEDULE 14D-1/AMENDMENT NO. 8 TO SCHEDULE 13D

     This Amendment No. 4, which amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on December 17, 1997, as amended by Amendment No. 1 filed with the Commission on December 18, 1997, Amendment No. 2 filed with the Commission on January 15, 1998 and Amendment No. 3 filed with the Commission on January 27, 1998 (the "Schedule 14D-1") by Madison River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), also constitutes Amendment No. 8 to the Statement on Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas, originally filed with the Commission on August 29, 1995, as amended by Amendment No. 1 filed with the Commission on January 30, 1996, Amendment No. 2 filed with the Commission on February 28, 1996, Amendment No. 3 filed with the Commission on January 16, 1997, Amendment No. 4 filed with the Commission on December 17, 1997, Amendment No. 5 filed with the Commission on December 18, 1997, Amendment No. 6 filed with the Commission on January 15, 1998 and Amendment No. 7 filed with the Commission on January 27, 1998 (and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 30,000 of the outstanding units of limited partnership interest (the "Units") of Century Properties Fund XVIII at a purchase price of $70 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the Schedule 14D-1.


ITEM 10. ADDITIONAL INFORMATION.

     (f) The Offer expired pursuant to its terms at 5:00 p.m., New York time, on Friday, January 30, 1998. The Purchaser currently is reviewing the tendered materials submitted by holders of Units and intends to determine as promptly as practicable the number of Units validly tendered and not withdrawn pursuant to the Offer. In accordance with Rule 14e-1(c) under the Securities Exchange Act of 1934, the Purchaser will promptly pay the consideration due to holders of those Units that have been accepted for payment. Upon a final determination of the number of and payment for Units validly tendered, the Purchaser will file a final Amendment to this Statement reporting the results of the Offer.



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                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 1998


                                   MADISON RIVER PROPERTIES, L.L.C.


                                   By:    /s/ JEFFREY P. COHEN
                                      -----------------------------
                                         Jeffrey P. Cohen
                                         Manager



                                   INSIGNIA PROPERTIES, L.P.

                                   By:   Insignia Properties Trust,
                                         its General Partner


                                   By:    /s/ JEFFREY P. COHEN
                                      -----------------------------
                                         Jeffrey P. Cohen
                                         Senior Vice President



                                   INSIGNIA PROPERTIES TRUST


                                   By:    /s/ JEFFREY P. COHEN
                                      -----------------------------
                                         Jeffrey P. Cohen
                                         Senior Vice President



                                   INSIGNIA FINANCIAL GROUP, INC.


                                   By:    /s/ FRANK M. GARRISON
                                      -----------------------------
                                         Frank M. Garrison
                                         Executive Managing Director



                                   SOLELY FOR PURPOSES OF, AND INSOFAR AS THIS
                                   FILING CONSTITUTES, AMENDMENT NO. 8 TO THE
                                   STATEMENT ON SCHEDULE 13D


                                    /s/  ANDREW L. FARKAS
                                    -----------------------------
                                    By:   Jeffrey P. Cohen, Attorney-in-Fact



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